Exhibit 12.1

Leucadia National Corporation

Ratio of Earnings to Fixed Charges

	Six Months Ended June 30,	Year Ended December 31,
	2013	2012	2011	2010	2009(b)	2008(b)
	(Dollars in thousands)
Pre-tax income (loss) from continuing operations before adjustment for income (losses) from equity investees	$152,158	$966,520	$677,455	$382,940	$(287,892)	$(371,506)
Add (deduct):
Fixed charges per below	115,092	106,113	121,106	136,324	143,280	160,274
Distributed income from equity investees	59,130	93,737	39,716	454,094	36,692	87,211
Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	(537)	(1,026)	(2,167)	(2,545)	(2,288)	(2,250)
Income (loss), as adjusted	$325,843	$1,165,344	$836,110	$970,813	$(110,208)	$(126,271)
Fixed charges:(a)
Interest expense on debt and amortization of debt expense and debt discount and premium	$106,366	$96,455	$116,452	$129,448	$136,226	$152,976
Portion of rent representative of the interest factor	8,726	9,658	4,654	6,876	7,054	7,298
Total fixed charges	$115,092	$106,113	$121,106	$136,324	$143,280	$160,274
Ratio of earnings to fixed charges	2.83	10.98	6.90	7.12	N/A	N/A

Notes:

(a) Fixed charges include amounts relating to continuing and discontinued operations.

(b) For the years ended December 31, 2009 and 2008, “fixed charges” exceeded earnings by $253,500,000 and $286,500,000, respectively.